SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 7)

COVENANT TRANSPORTATION GROUP, INC.
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.01
__________________________________________________________________________________
(Title of Class of Securities)

22284P105
__________________________________________________________________________________
(CUSIP Number)

David R. and Jacqueline F. Parker
400 Birmingham Highway
Chattanooga, TN 37419
Telephone:  (423) 821-2369
Facsimile:  (423) 821-0219
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Heidi Hornung-Scherr, Esq.
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

July 11, 2019
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  22284P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David R. Parker and Jacqueline F. Parker(1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,773,217(2)
	8.	Shared Voting Power 224,134(3)
	9.	Sole Dispositive Power 4,773,217(2)
	10.	Shared Dispositive Power 224,134(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,773,217(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 26.7%(4)
14.	Type of Reporting Person (See Instructions) IN

__________________________

(1)
Shares reported are based upon the April 6, 2020, holdings of David R. Parker and Jacqueline F. Parker.  All shares are held by Mr. and Mrs. Parker as joint tenants with rights of survivorship, with the exception of (i) 111,835 shares of restricted Class A common stock granted to Mr. Parker subject to certain performance vesting and holding provisions and (ii) 26,811 shares of Class A common stock allocated to the account of Mr. Parker under the 401(k) plan of the Issuer (the number of shares reported as beneficially owned is equal to Mr. Parker’s April 6, 2020 account balance in the employer stock fund under the Issuer’s 401(k) plan divided by the closing price on such date).

(2)
Includes (i) 2,284,571 shares of Class A common stock owned by Mr. and Mrs. Parker as joint tenants with rights of survivorship, (ii) 111,835 shares of restricted Class A common stock granted to Mr. Parker subject to certain performance vesting and holding provisions, (iii) 26,811 shares of Class A common stock allocated to the account of Mr. Parker under the Issuer's 401(k) plan (the number of shares reported as beneficially owned is equal to Mr. Parker’s April 6, 2020, account balance in the employer stock fund under the Issuer’s 401(k) plan divided by the closing price on such date), and (iv) 2,350,000 shares of Class B common stock, which is not registered under Section 12 of the Securities Exchange Act of 1934, but which is convertible into an equal number of shares of Class A common stock.  There are no options to purchase that will be exercisable within sixty days of the date hereof.

(3)	Reports shares of Class A common stock held by Mr. Parker’s mother over which Mr. Parker holds a power of attorney, but as to which he expressly disclaims any beneficial ownership.

(4)
The Issuer has both Class A and Class B common stock.  The Class A common stock has one vote per share.  The Class B common stock has two votes per share while beneficially owned by David R. Parker, Jacqueline F. Parker, Rachel Parker-Hatchett, or Jonathan Parker.  The Class B common stock is currently controlled by David and Jacqueline Parker.  Each share of Class B common stock is convertible into the same number of shares of Class A common stock (i) at any time at the election of the holder and (ii) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family.  As of April 6, 2020, there were 14,737,624 shares of Class A common stock and 2,350,000 shares of Class B common stock outstanding.  In addition, as of April 6, 2020, there were 759,992 shares of restricted Class A common stock outstanding.  The percentage indicated is based upon 17,847,616 shares outstanding, which includes the 2,350,000 shares of Class B common stock convertible into an equal number of shares of Class A common stock and 759,992 shares of restricted Class A common stock.  As a result of the two-class structure, Mr. and Mrs. Parker controlled stock possessing approximately 35.3% of the voting power of all outstanding Issuer stock.

Item 1. Security and Issuer.

This Amendment No. 7 (this "Amendment") to the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 2008 (the "Original Statement"), as amended by Amendment No. 1 to the Original Statement filed on February 17, 2015, Amendment No. 2 to the Original Statement filed on June 4, 2015, Amendment No. 3 to the Original Statement filed on October 27, 2017, Amendment No. 4 to the Original Statement filed on December 12, 2017, Amendment No. 5 to the Original Statement filed on June 13, 2018, and Amendment No. 6 to the Original Statement filed on November 14, 2018, relates to the Class A common stock, par value $0.01 per share (the "Class A common stock"), of Covenant Transportation Group, Inc., a Nevada corporation (the "Issuer").  The principal executive offices of the Issuer are located at 400 Birmingham Highway, Chattanooga, TN 37419.  Information contained in the Original Statement, as amended, remains effective except to the extent that it is amended, restated, supplemented, or superseded by the information contained in this Amendment.

Item 2.   Identity and Background.

(a)        This Amendment is being filed jointly on behalf of David R. Parker and Jacqueline F. Parker (together, the "Reporting Persons").  The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Neither the filing of this Amendment, nor the filing of the Original Statement, however, should be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).
(b)          The business address of the Reporting Persons is 400 Birmingham Highway, Chattanooga, TN 37419.
(c)
Mr. Parker
The principal occupation of Mr. Parker is Chairman and Chief Executive Officer of the Issuer.  The principal business address of the Issuer is 400 Birmingham Highway, Chattanooga, TN 37419.
Mrs. Parker
Mrs. Parker is the co-founder of the Issuer and manages the Parkers' business affairs and investments and participates in the management of the Issuer. Mrs. Parker's business address is 400 Birmingham Highway, Chattanooga, TN 37419.
(d) – (e) During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)          The Reporting Persons are citizens of the United States of America.
Item 4.   Purpose of Transaction.

Mr. Parker contributed 100,000 shares of Class A common stock to each of four separate grantor retained annuity trusts for the benefit of his adult children on each of following dates: February 25, 2019 (the “GRAT #1”), July 11, 2019 (the “GRAT #2”), December 19, 2019 (the “GRAT #3”), and April 6, 2020 (the “GRAT #4,” and collectively with GRAT #1, GRAT #2, and GRAT #3, the “GRATs”). The GRATs were established for estate planning purposes. Each of the GRATs has an independent trustee, therefore contributions to, and distributions from, the GRATs are reported as gifts. On March 26, 2020, Mr. Parker received an annuity distribution of 82,824 shares of Class A common stock from GRAT #1.

Item 5.    Interest in Securities of the Issuer.

(a)          As of April 6, 2020, there were 17,847,616 shares of Class A and Class B common stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 4,773,217(1) shares of common stock, representing approximately 26.7%(2) of the issued and outstanding shares of common stock of the Issuer.

(b)          The Reporting Persons have the sole power to vote 4,773,217 shares of common stock of the Issuer for which beneficial ownership is reported.  Mr. Parker has shared power to vote 224,134 shares of Class A common stock of the Issuer subject to a power of attorney, but as to which he expressly disclaims any beneficial ownership.

(c)          No transactions in the Issuer's common stock were effected by the Reporting Persons during the past sixty days, except for the following:

Date	Type of Activity	Type of Security	Shares	Sale Price
March 26, 2020	Annuity distribution (gift) from GRAT #1 to Mr. Parker	Class A common stock	82,824	N/A
April 6, 2020	Contribution (gift) from Mr. Parker to GRAT #4	Class A common stock	100,000	N/A

(d)          Not applicable.

(e)          Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise described herein in Items 4 and 6 of this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.  The Reporting Persons have entered into a joint filing agreement, which is incorporated by reference to Exhibit 1 of the Original Statement.

Item 7.   Material to be Filed as Exhibits.
Exhibit 1
Joint Filing Agreement, dated December 8, 2008, by and between the Reporting Persons, incorporated by reference to Exhibit 1 of Schedule 13D filed with the Securities and Exchange Commission on December 8, 2008.

__________________________
(1)  The shares of common stock deemed to be beneficially owned by the Reporting Persons consist of (i) 2,284,571 shares of Class A common stock owned by Mr. and Mrs. Parker as joint tenants with rights of survivorship, (ii) 111,835 shares of restricted Class A common stock granted to Mr. Parker subject to certain performance vesting and holding provisions, (iii) 26,811 shares of Class A common stock allocated to the account of Mr. Parker under the Issuer's 401(k) plan (the number of shares reported as beneficially owned is equal to Mr. Parker’s April 6, 2020, account balance in the employer stock fund under the Issuer’s 401(k) plan divided by the closing price on such date), and (iv) 2,350,000 shares of Class B common stock, which is not registered under Section 12 of the Securities Exchange Act of 1934 but which is convertible into an equal number of shares of Class A common stock.  There are no options to purchase that will be exercisable within sixty days of the date hereof.   Does not include 224,134 shares of Class A common stock held by Mr. Parker’s mother over which Mr. Parker holds a power of attorney, but as to which he expressly disclaims any beneficial ownership.

(2)  The Issuer has both Class A and Class B common stock.  The Class A common stock has one vote per share.  The Class B common stock has two votes per share while beneficially owned by David R. Parker, Jacqueline F. Parker, Rachel Parker-Hatchett, or Jonathan Parker.  The Class B common stock is currently controlled by David and Jacqueline Parker.  Each share of Class B common stock is convertible into the same number of shares of Class A common stock (i) at any time at the election of the holder and (ii) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family.  As of April 6, 2020, there were 14,737,624 shares of Class A common stock and 2,350,000 shares of Class B common stock outstanding.  In addition, as of April 6, 2020, there were 759,992 shares of restricted Class A common stock outstanding.  The percentage indicated is based upon 17,847,616 shares outstanding, which includes the 2,350,000 shares of Class B common stock convertible into an equal number of shares of Class A common stock, and 759,992 shares of restricted Class A common stock.  As a result of the two-class structure, Mr. and Mrs. Parker controlled stock possessing approximately 35.3% of the voting power of all outstanding Issuer stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct, and that this statement is filed on behalf of myself and the other signatories hereto.

DAVID R. PARKER, individually

/s/ David R. Parker, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a POA previously filed with the SEC

JACQUELINE F. PARKER, individually

/s/ Jacqueline F. Parker, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a POA previously filed with the SEC

Dated: April 21, 2020